February 21, 2024

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 271 to the Registration Statement of Russell Investment Company (filed on December 6, 2023)

Dear Ms. Lithotomos:

This letter responds to comments you provided to Jessica Gates and I in a telephonic discussion on January 24, 2024 regarding Post-Effective Amendment No. 271 to the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 6, 2023 (the “RIC Filing”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

1.	Comment:	Please provide the completed fee and expense tables and examples for each Fund prior to filing the effective registration statement.

	Response:	Registrant confirms that completed fee and expense tables and expense examples will be provided when Registrant emails a portable document format (PDF) copy of the print-ready prospectus for each Fund referenced in the 485(a) filing to the Staff prior to the date of the 485(b) filing.

2.	Comment:	For all Funds with fee waivers, please include a footnote for the fee table that briefly describes the fee waivers and please note that only fee waivers that extend for a period of at least 12 months from the effective date of the registration statement may be included in the fee table.

Response:

Registrant confirms that it has included such a footnote and that each fee waiver extends for a period of at least twelve months from the effective date of the registration statement. Registrant confirms such footnotes will be provided when Registrant emails a portable document format (PDF) copy of the print-ready prospectus for each Fund.

3.	Comment:	Please confirm that any missing or incomplete information will be included in the Registration Statement on or before the effective date.

	Response:	Registrant so confirms.

4.	Comment:	For the Sustainable Equity Fund, please include an 80% policy to invest in ESG-related investments in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also disclose the criteria used to meet such 80% policy, including additional specificity with respect to ESG factors.

	Response:	The Registrant acknowledges that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. In regard to the amendments to Rule 35d-1 that took effect in December 2023 (“Rule 35d-1 Amendments”), the Registrant is working internally with key stakeholders and counsel to take the necessary steps to ensure that the Fund meets the requirements of the Rule 35d-1 Amendments prior to the December 2025 compliance date.

5.	Comment:	The Staff notes that for the Multifactor International Equity Fund and certain other Funds, each Fund’s “Principal Investment Strategies of the Fund” section states that the Fund “invests principally in equity securities, including common stocks issued by companies economically tied to developed market countries, other than the U.S. . . .” Please clarify in the relevant Prospectus how each Fund determines securities are “economically tied to developed market countries” in the Prospectus.

	Response:	The Registrant notes that the factors used to determine if a security is economically tied to a developed market country is included in the Item 9 portion of the Prospectus for each relevant Fund, for example, please see page 180 of the Russell Investment Company Prospectus in the RIC Filing.

6.	Comment:	It is the Staff’s position that any Fund that has “International” or “Global” in its name, must invest at least 40%, but no less than 30%, of its assets in the securities of non-U.S. issuers. Please modify the disclosure in the Prospectus to reflect this Staff position with respect to each Fund.

	Response:	The Registrant believes that the disclosure concerning the intention of each Fund to invest outside the United States is consistent with Commission and staff guidance concerning the use of the term “global” in fund names. For all Funds with “International” or “Global” in their names, Registrant has included the minimum percentage of either 30% or 40% of each Fund’s assets that will be invested in securities of non-U.S. issuers under normal market conditions. Accordingly, no changes have been made in response to this comment.

Sincerely,

/s/ Jennifer O’Brien

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze